

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 2, 2017

<u>Via E-mail</u>
Mr. Jeffrey M. Farber
Executive Vice President and Chief Financial Officer
The Hanover Insurance Group, Inc.
440 Lincoln Street
Worcester, Massachusetts 01653

  Re: The Hanover Insurance Group, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2016
    Filed February 22, 2017
    File No. 001-13754

Dear Mr. Farber:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Sharon M. Blume

        Sharon M. Blume
        Accounting Branch Chief
        Office of Healthcare and Insurance